Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-12130 on Form F-3, Registration Statement No. 333-249962 on Form F-10 and Registration Statements Nos. 333-12780 and 333-12802 on Form S-8 and to the use of our reports dated March 4, 2021, relating to the financial statements of BCE Inc. (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F for the year ended December 31, 2020.

/s/ Deloitte LLP

Montréal, Canada
March 11, 2021